iShares Diversified Alternatives Trust

All data as of 3/31/13

iShares Diversified Alternatives Trust “ALT” will be closing on or around June 4, 2013. For more information, please see the Shareholder letter and Form 8-k.

Trust Description

The objective of the iShares Diversified Alternatives Trust (the “Trust”) is to maximize absolute returns from investments with historically low correlation1 to traditional asset classes while seeking to control the risks and volatility inherent in futures and forward contracts by taking long and short positions in historically correlated assets. The return on assets in the Trust, if any, is not intended to track the performance of any index or other benchmark.

This information must be accompanied by a current prospectus. Please read the prospectus carefully before investing. For a prospectus, please visit http://us.iShares.com/ALT_prospectus. The Trust is not an investment company registered under the Investment Company Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Investments in shares of the Trust are speculative and involve a high degree of risk. You could lose all or a substantial portion of your investment in the shares of the Trust. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

Trust Performance as of March 31, 2013

	Quarter	1 Year	3 Years	5 Years	10 Years	Since Trust Inception
Trust	1.40%	5.66%	1.36%	n/a	n/a	0.87%
Market Price Returns	1.99%	5.97%	1.41%	n/a	n/a	0.93%

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. For current performance, please call 1-800-iShares (1-800-474-2737).

Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. eastern time (when NAV is normally determined for most iShares products) and do not represent the returns you would receive if you traded shares at other times.

For more detailed historical performance, please visit www.iShares.com.

Trust Strategy

The Trust utilizes the investment strategies relating to relative value. Relative value strategies seek to profit from the mispricing of financial instruments, capturing spreads between assets and asset categories that deviate from the fair value or historical norms. The following three general strategies are considered as sources of return:

Yield and Futures Curve Arbitrage: Seek to take advantage of interest rate and futures contract price differentials by simultaneously entering into long and short positions in various bond futures contracts, interest rates futures contracts, commodity futures contracts and/or currency forward contracts that the Trust determines to be mispriced relative to one another. The Trust will enter into long positions in contracts whose underlying assets are deemed relatively inexpensive and will enter into short positions on contracts whose underlying assets are deemed relatively expensive.

Technical Momentum/Reversal: Seek to take advantage of a comparison between assets’ historical returns and their recent performance. Technical strategies are based on the theory that past price history may be predictive of asset value, and so technical strategies may be used to capture returns arising from price changes over time. For example, if recent performance of an asset exceeds historical performance, then a long “momentum” trade opportunity to buy may arise. If the historical performance of an asset exceeds recent performance, then a short “reversal” trade opportunity may arise.

Fundamental Relative Value: Seek returns by attempting to identify instances where there are discrepancies between the market and fundamental values of an asset. Comparing current price to fundamental value may provide a measure of mispricing, or opportunity, which can be compared across markets to provide a metric of relative misevaluation. The Trust’s relative value strategies tend to buy in markets that appear inexpensive on a relative basis, and sell in markets that appear expensive, trading long or short positions in the relevant assets.

The Trust’s portfolio construction targets a maximum annualized portfolio return volatility of 10%, which, depending on market conditions, may or may not be allocated equally across:

1) the yield and futures curve arbitrage strategies,

2) technical strategies (momentum/reversal) and

3) fundamental relative value strategies described above.

The Trust is expected to have a long-term Sharpe ratio of 0.50 to 0.75.3

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-184143

May 6, 2013

Trust Details

Ticker Symbol Inception Date Sponsor’s Fee	ALT 10/6/09 0.95%
IOPV Ticker	ALT.IV
IOPV, or Indicative Optimized Portfolio Value, is a calculation disseminated by the stock exchange that approximates the Fund’s NAV every fifteen seconds throughout the trading day.
CUSIP	464294107
Stock Exchange	NYSE Arca
Net Assets	$51.5 Million

iShares Diversified

Alternatives Trust (ALT)

[1]	Correlation refers to the degree to which two securities, on average, move together. Highly correlated assets imply that they move together in the same direction.
[2]	Annualized portfolio return volatility is a quantitative measure used to assess a portfolio’s deviation above or below its average returns over a one-year period.
[3]

Sharpe ratio is a quantitative measure of the excess return per unit of risk in an investment asset or a trading strategy. The Trust measures excess returns as the realized portfolio return minus a one-month Treasury bill benchmark return for the same period being measured. The Trust measures risk as the annualized portfolio return volatility (described above). For example, a 0.50 Sharpe ratio indicates that for each one percent of excess return, an investor may expect 2% of annualized portfolio return volatility (0.50 = 1%/2%). Also, a 0.75 Sharpe ratio indicates that for each one percent of excess return, an investor may expect approximately 1.33% of annualized portfolio return volatility (0.75 = 1%/1.33%).

Please call 1-800-iShares (1-800-474-2737) or visit www.iShares.com for more information.

iShares Diversified Alternatives Trust All data as of 3/31/13

Trust Holdings4

The Trust implements its strategies by taking long or short positions in futures and/or forward contracts. The Trust also expects to earn interest on the assets used to collateralize its trading positions.

EQUITY
FIXED INCOME
>1 YEAR
CURRENCY
NOTIONAL VALUE ($M)
40
30
20
10
0
$1.7
$3.9
$5.3
$6.0
$8.3
$(0.6)
$(4.1)
$(4.2)
$(4.2)
$(5.0)
$(6.9)
$0.2
$5.4
$17.4
$17.9
$(11.7)
$(14.0)
$(15.2)
$5.8
$7.2
$15.7
$(0.4)
$(3.2)
$(4.2)
$(10.2)
$(10.7)
Long: 48.7%
Short: 48.3%
Long: 79.3%
Short: 79.1%
Long: 55.5%
Short: 55.5%
Germany: 16.0% DAX INDEX FUTURES
Australia: 11.6% ASX SPI 200 INDEX FUTURES
United Kingdom: 10.3% FTSE 100 INDEX FUTURES
France: 7.5% CAC40 10 EURO FUTURES
Netherlands: 3.3% AMSTERDAM IDX FUTURES
Taiwan: (13.4%) MSCI TAIWAN INDEX FUTURES
Hong Kong: (9.8%) HANG SENG INDEX FUTURES
Sweden: (8.1%) OMX 30 INDEX FUTURES
Canada: (8.1%) S+P TSE 60 INDEX FUTURES
USA: (7.9%) S+P 500 E MINI INDEX FUTURES
Japan: (1.1%) TOPIX INDEX FUTURES
UK: 34.6% UK LONG GILT BOND FUTURES
USA: 33.8% 10YR US TREASURY NOTE FUTURES
Germany: 10.5% GERMAN EURO BUND FUTURES
Japan: 0.3% 10YR MINI JGB FUTURES
Canada: (29.4%) 10YR GOVT OF CANADA BOND FUTURES
Japan: (27.1%) 10YR JAPAN GOVT BOND FUTURES
Australia: (22.6%) 10YR AUSTRALIAN TBOND FUTURES
SEK: 30.4%
USD: 13.9%
NOK: 11.2%
CHF: (20.7%)
CAD: (19.7%)
EUR: (8.1%)
AUD: (6.2%)
GBP: (0.8%)

[4]	Holdings are subject to change. For daily holdings information, visit www.iShares.com.

Source: BlackRock as of 3/31/13. The total value of equity and fixed income holdings is the absolute value of the futures’ notional exposure for each respective asset class. For each futures contract, the percentage of each given asset class is calculated by dividing the absolute market value of the contract by the total value of the respective asset class (equity, fixed income or commodity). The total value of currency holdings is calculated from the market value of currency forwards. For each currency forward contract, the percentage of each given asset class is calculated by dividing the market value of the contract by the total value of currency holdings.

Please call 1-800-iShares (1-800-474-2737) or visit www.iShares.com for more information.

iShares Diversified Alternatives Trust All data as of 3/31/13

Asset Class Contribution to Total Return %

To determine the equity and fixed income asset class contribution to total return, the daily profit or loss of all equity and fixed income exchange traded futures contracts over the period (plus the accrued daily change in USD value of required margin for the futures contracts) is divided by the NAV at the beginning of the period. To determine the currency asset class contribution to total return, the daily profit or loss of all currency forward contracts over the period is divided by the NAV at the beginning of the period. All calculations recognize creation/ redemption activity during the period.

Strategy Contribution to Total Return %

To determine the strategy contribution to total return, a percentage of the profit or loss of each underlying holding is allocated to one of the three general strategies (yield and futures curve arbitrage strategies, technical momentum/reversal strategies and fundamental relative value). This percentage is determined by the portfolio construction process, which targets a maximum annualized portfolio return volatility of 10%, which, depending on market conditions, may or may not be allocated equally across the three general strategies described above. Prior to February 25, 2013, the portfolio construction process targeted an allocation of annualized portfolio return volatility of 6-8%, allocated equally across the three general strategies described above. The percentages are aggregated across all Trust holdings on a per share basis for the time period and then divided by the NAV per share at beginning of the period, recognizing creation/redemption activity during the period.

Source: BlackRock as of 3/31/13. Past performance does not guarantee future results.

Please call 1-800-iShares (1-800-474-2737) or visit www.iShares.com for more information.

iShares Diversified Alternatives Trust All data as of 3/31/13

The iShares® Diversified Alternatives Trust (the “Trust”) is a commodity pool as defined in the Commodity Exchange Act and the applicable regulations of the CFTC. The Sponsor of the Trust is iShares Delaware Trust Sponsor LLC (the “Sponsor”), a commodity pool operator (“CPO”) registered with the CFTC. BlackRock Fund Advisors (“BFA”) serves as the commodity trading advisor of the Investing Pool and is registered with the CFTC. There may be conflicts of interest between you and the Sponsor, BTC, BFA and their respective affiliates. Neither BFA nor its affiliates has prior experience as advisor to or manager of a commodity fund such as the Trust. BlackRock Investments, LLC (“BRIL”), a broker-dealer and FINRA member, provides promotional support to the Trust. BFA is a subsidiary of BlackRock Institutional Trust Company, N.A. (“BTC”), a national banking association and the Trustee of the Trust. The Sponsor, BRIL and BTC are affiliates of BlackRock, Inc. (together with its affiliates, “BlackRock”). The Trust is not an investment company registered under the Investment Company Act.

The price of the shares of the Trust will fluctuate as a result of fluctuations in the prices of any (1) foreign currency forward contracts and exchange traded futures contracts held by the Trust and (2) commodities, currencies, interest rates or eligible stock or bond indexes underlying the futures and/or forward contract positions held by the Trust. Futures and forward contracts are volatile and even a small price movement may result in large losses. Commodity prices, currencies, interest and exchange rates, and stock or bond indexes may be volatile, thereby creating the potential for losses. The Trust will trade in forward contracts that are not traded on regulated exchanges and, therefore, offer different or lower level of protections to investors. The Trust’s use of leverage and/or short positions will involve special risks, including potentially high volatility, and any investment in the Trust should be considered to be speculative. The return on assets in the portfolio, if any, will not be intended to track the performance of an index or other benchmark and will be reduced by applicable fees. There is no assurance that the Trust will achieve its investment objectives.

The price you receive upon the sale of your shares may be less than their NAV. The NAV will fluctuate with changes in the market value of the Trust’s assets, and market supply and demand. Brokerage commissions and fees will reduce returns.

Although shares of the Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in one or more blocks of 100,000 units called Baskets. Only institutions that become Authorized Participants may purchase or redeem Baskets.

Shares of the Trust may not provide the anticipated benefits of diversification from other asset classes. The lack of an active trading market for the shares may result in losses on your investment at the time of disposition of your shares.

The iShares Diversified Alternatives Trust issues shares representing fractional undivided beneficial interests in its net assets. The Trust is registered under the Securities Act of 1933 of the United States but is not registered for distribution, or traded, anywhere outside the United States.

If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the iShares Diversified Alternatives Trust, carefully read the prospectus.

An investment in the Trust is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

©2013 BlackRock. All rights reserved. iSHARES and BLACKROCK are registered trademarks of BlackRock Inc., or its subsidiaries. All other marks are the property of their respective owners.

Not FDIC Insured • No Bank Guarantee • May Lose Value

Please call 1-800-iShares (1-800-474-2737) or visit www.iShares.com for more information.

iS-9838-0513 iS-ALT-F0313